82-3116



GREAT QUEST
METALS LTD.

03 MAY -5 AM 7:21

April 23, 2003



03022061

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SUPPL

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2003 Annual General Meeting & Record Date

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, please be advised of the following information:

Meeting Type:	Annual General Meeting	
Date & Time:	June 25, 2003	at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC	
Business:	Routine	
Beneficial Ownership Determination Date:	May 15, 2003	
Proxy Voting Cut-off Date and Time:	June 23, 2003	at 2:00 p.m.
Proxy Material Available Date:	May 20, 2003	

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

dlw 6/3